Room 4561

<u>**Via Facsimile 353 1 6185 061 and U.S. Mail**</u>

Paul Egan
Chief Executive Officer and President
FreeStar Technology Corporation
31 Mespil Road
Ballsbridge
Dublin 4, Ireland

> Re: **FreeStar Technology Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 25, 2008**
> **File No. 000-28749**

Dear Mr. Egan:

       This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proposal to Approve the Certificate of Amendment to Our Articles of Incorporation</u>

<u>3 For 1 Reverse Split, page 4</u>

1.   Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split. If not, please disclose in your registration statement that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the authorized shares of common stock that would become newly available following the reverse stock split.

2.   We note your tabular disclosure on page 5 of the number of shares of your common stock that will be outstanding before and after the reverse stock split. Please expand this table to disclose the number of shares of the company's common stock authorized and the number authorized but unissued before and after completion of the reverse stock split.

Appendix A

3.   You currently present the reverse stock split and the name change as a single proposal both in your proxy statement and in the form of written consent. Consider revising your proxy materials to present these proposals separately in the proxy statement and to provide separate boxes on the form of written consent for shareholders to specify a choice between approval, disapproval or abstention with respect to each of these proposals. If you conclude that it is not necessary to present these proposals separately, please tell us why. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding

Paul Egan
FreeStar Technology Corporation
July 30, 2008
Page 3

        initiated by the Commission or any person under the federal securities laws of
        the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        You may contact Matthew Crispino at (202) 551-3456 if you have questions. If
you require further assistance, please contact me at (202) 551-3503.

                                Sincerely,

                                David L. Orlic
                                Special Counsel